Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ) 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) ("Company") informs its shareholders and the market in general that the share buyback program issued by the Company ("2025 Buyback Program"), disclosed by Material Fact on January 20, 2025, was concluded on this date.

During the period of the buyback, 1,500,000 common shares (GGBR3) were acquired at an average price of R$15.65 per share and 63,000,000 preferred shares (GGBR4 and/or ADRs backed by preferred shares (GGB)) at an average price of R$16.27, corresponding to 100% of the 2025 Buyback Program.

São Paulo, December 19, 2025.

Rafael Dorneles Japur

Executive Vice-President and Investor Relations Officer